Exhibit 99.48

For Immediate Release

TSX: BXE

BELLATRIX EXPLORATION REPORTS RESOURCE DRILLING DRIVES 59%  RESERVE GROWTH IN 2011 AND REPORTS LOWER AVERAGE FINDING COSTS

Calgary, Alberta, February 28, 2012- Bellatrix Exploration Ltd. (“Bellatrix” or the “Company”) announces the results of a 2011 year-end reserves evaluation by Sproule Associates Limited (“Sproule”),  an independent reserves evaluator, for 100% of Bellatrix’s oil and gas properties prepared in accordance with National Instrument 51-101- Standards of Disclosure for Oil and Gas Activities  (“NI 51-101”).

As an organic growth-oriented corporation, Bellatrix continues to deliver significant increases in reserves and production in 2011 as compared to year-end 2010 and further expanded its proven catalogue of low risk, highly economic Cardium and Notikewin resource-play inventory.

OPERATING HIGHLIGHTS

	Twelve months ended December,
	2011	2010	Change
Reserves (Company interest, 2P)
Oil & Liquids (mbbls)	25,180	17,114	+47%
Gas (mmcf)	254,218	152,677	+67%
Combined (mboe)	67,550	42,560	+59%
FD&A costs
Proved, including FDC ($/boe)	$13.00	$15.94	-18%
2P, including FDC ($/boe)	$9.29	$12.89	-28%
3 year average 2P, including FDC ($/boe)	$10.59	N/A
Recycle Ratios
Proved, excluding FDC	3.01 x	2.52 x
2P, excluding FDC	4.16 x	4.31x
Exit Production Rate (boe/d)	16,141	10,500	+54%
Q4 Average Sales Volumes (boe/d)	14,209	10,002	+42%
Annual Average Sales Volumes (boe/d)	11,954	8,519	+40%
Funds Flow From Operations ($ millions) (unaudited)	$94.2	$53.0	+78%
Per basic share (unaudited)	$0.91	$0.57	+60%
Drilling Activity
Gross Wells	54	48
Net Wells	34.8	28.8
Success Rate	100%	98%
Undeveloped Land
Gross acres	354,351	351,042	+1%
Net Acres	224,559	211,893	+6%

•                  As at December 31, 2011 approximately $113.3 million or 67% was undrawn under the existing $170 million credit facilities and is available to fund Bellatrix’s ongoing capital spending and operational requirements.

•                  Bellatrix commenced drilling the Company’s first 100% W.I. horizontal Duvernay test at Ferrier in mid February 2012. Completion and testing is expected in March 2012.

•                  Inventory has increased to 900 net low risk development drilling locations which includes 377 net horizontal Cardium locations and 174 net horizontal Notikewin locations.

•                  Bellatrix has put in price protection on approximately 42% of annual production volumes and 54% of Q2 and Q3 2012 production volumes based on December 2011 production annualized for 2012.

•                  In Q4, 2011 the Company drilled and completed 7 wells in the Cardium consisting of 2 wells in Willesden Green, 3 wells in Brazeau, 1 well in Pembina and 1 well in West Pembina. The following average initial production (“IP”) rates for the first 7 days (“IP 7”), for the first 15 days (“IP15”) and the first 30 days (“IP 30”) were achieved:

Time	# of wells	Boe/d
IP 7	7	693
IP 15	7	613
IP 30	6	574

•                  The first quarter of 2012 drilling program is currently underway with four rigs that commenced drilling in early January 2012. An initial capital budget of $180 million has been set for fiscal 2012. Based on the timing of proposed expenditures, downtime for anticipated plant turnarounds, resolution of infrastructure constraints and normal production declines, execution of the 2012 budget is anticipated to provide 2012 average daily production of approximately 16,500 boe/d to 17,000 boe/d and an exit rate of approximately 18,000 boe/d to 18,500 boe/d.

RESERVES UPDATE

Bellatrix engaged Sproule to complete a reserve report in accordance with NI 51-101, on 100% of Bellatrix’s oil and gas properties effective December 31, 2011.

Highlights of Bellatrix’s December 31, 2011 reserves and 2011 reserve additions include:

•                  41.818 mmboe total company interest (working interest plus royalty interest prior to deductions of royalty burdens) proved reserves and 67.550 mmboe total company interest proved plus probable reserves, as at December 31, 2011, representing  58.7% year over year growth in 2011.

•                  $722.5 million net present value of future net revenue of working interest reserves at 10% discount rate up from $481.54 million posted as of December 31, 2010. This growth contributes to a 50% increase in Bellatrix’s net asset value, as at December 31, 2011 to $7.01 per basic share outstanding based on the Sproule evaluation of proved and probable reserves at a 10% discount rate ($9.73 per basic share outstanding at an 5% discount rate).

•                  673% replacement of production with proved and probable company interest reserve additions in year ended 2011.

•                  $8.37/boe FD&A for proved reserves excluding changes to future development capital and $13.00/boe FD&A for proved reserves including changes to future development capital for the year ended 2011.

•                  $6.06/boe FD&A for total proved plus probable reserves excluding changes to future development capital and FD&A of $9.29/boe for total proved plus probable reserves including changes to future development for the year ended 2011.

•                  10.0 year reserve life index on a total company interest proved and probable basis at December 31, 2011 based on Sproule’s 2012 forecasted average production of 18,512 boe/d.

	2011 Reserves[1]			2010 Reserves [1,2]
	Oil & Liquids	Natural Gas	Total	Total	Variance
	(mbbls)	(mmcf)	(mboe)	(mboe)%

Proved	15,418	158,398	41,818	24,930	+68%
Probable	9,762	95,820	25,732	17,630	+46%
Proved Plus Probable [1]	25,180	254,218	67,550	42,560	+59%

1 Based on company interest reserves (working interest plus royalty interest prior to deductions of royalty burdens)

2 As evaluated by GLJ Petroleum Consultants Ltd. (“GLJ”)

FINDING, DEVELOPMENT AND ACQUISITION COSTS (“FD&A”)  HIGHLIGHTS

($/boe)	2011	2010	2009-2011 Average
Proved (excluding FDC)	$8.37	$8.47	$8.23
Proved (including FDC)	$13.00	$15.94	$13.69

Proved Plus Probable (excluding FDC)	$6.06	$4.96	$5.65
Proved Plus Probable (including FDC)	$9.29	$12.89	$10.59

COMMODITY RISK MANAGEMENT CONTRACTS

Bellatrix has the following crude oil and natural gas commodity price risk management contracts in place for 2012.  The conversion of $/GJ to $/mcf is based on an average corporate heat content rate of 39Mj/m3.

Product	Term	Volume	Average Price
Crude Oil	Jan 1, 2012 to Dec. 31, 2012	3,000 bbl/d	$92.30 CDN/bbl
Natural gas	Apr 1, 2012 to Oct. 31, 2012	27.3 mmcf/d	$4.51CDN/mcf

Based on estimated month of December 2011 production volumes of approximately 16,000 boe/d annualized for 2012, Bellatrix has put in price protection on approximately 42% of annual production volumes and 54% of Q2 and Q3 2012 production volumes.

CAPITAL EXPENDITURES

	Years ended December 31,
($000s)	2011 (unaudited)	2010
Lease acquisitions and retention	16,367	480
Geological and geophysical	433	737
Drilling and completion costs	141,051	90,914
Facilities and equipment	18,471	9,384
	176,322	101,515
Drilling Incentive Credits	(827)	(3,128)
Exploration and development[1]	175,495	98,387
Corporate	268	521
Property acquisitions	3,798	7,840
Total capital expenditures – cash	179,561	106,748
Property dispositions – cash	(4,203)	(14,567)
Total net capital expenditures – cash	175,358	92,181
Capital lease additions – non cash	3,700	1,600
Other – non-cash [2]	6,875	(573)
Total - non – cash	10,575	1,027
Total capital expenditures	185,933	93,208

1 Excludes capitalized costs related to decommissioning liabilities expenditures incurred during the year.

2 Corporate includes furniture, fixtures and other costs

3 Other includes non-cash adjustments for current year’s decommissioning liabilities and share based compensation .

Acquisitions and Dispositions

The Company’s goal is to provide consistent growth by drilling and developing its extensive land position to maximize the value of its reserve and resource potential.  Bellatrix has been working on a number of internal initiatives to streamline and optimize our ongoing operations, specifically the ability to expand and accelerate the drilling of its Cardium oil and the liquid rich Notikewin gas resource.

On January 25, 2011, Bellatrix acquired the interest in a section of Frog Lake First Nation lands from a joint venture partner for a net purchase price of $2.2 million after adjustments. The transaction had an effective date of January 1, 2011. On closing, these assets consisted of approximately 130 boe/d of net production; an additional 20% interest in the Colony formation in these lands (Bellatrix already has 13.75%WI) and an additional 50% WI in the McLaren formation in these lands (Bellatrix already has a 50% WI) except for a ¼ section (which Bellatrix already has a 13.75% WI).

On January 25, 2011, Bellatrix exercised a right of first refusal increasing its interest in a joint venture property in the Brazeau area of West Central Alberta for approximately $1.5 million. The asset acquisition consisted of approximately 3,200 gross (1,102.8 net) acres of Cardium rights providing the Company with up to 6.3 additional net Cardium locations and included 15 boe/d of production.

During the second quarter of 2011, Bellatrix closed two transactions consisting of the sale of a minor property interest in Saskatchewan (160 gross and 14 net acres) and a swap of interests where Bellatrix increased its Cardium exposure in 3.5 gross (1.7 net) sections in the Greater Pembina area.  There was no production associated with the acreages sold in the second quarter of 2011.

Effective September 22, 2011, Bellatrix sold the Meekwap, Alberta property for $4.2 million, after purchase adjustments and closing costs.  The property sold included approximately 65 boe/d of production.  The net proceeds were used to temporarily reduce the Company’s outstanding indebtedness.

TAX POOLS

At December 31, 2011, the Company had approximately $514 million in tax pools available for deduction against future income as follows:

($000s)	Rate %	2011 (unaudited)	2010
Canadian exploration expenses	100	47,600	44,000
Canadian development expenses	30	326,900	286,500
Canadian oil and gas property expenses	10	25,100	9,100
Foreign resource expenses	10	800	900
Attributed Canadian Royalty Income	(Alberta) 100	16,100	16,100
Undepreciated capital cost(1)	6-55	83,100	89,100
Non capital losses (expire through 2027)	100	10,000	300
Financing costs	20 S.L	4,700	3,000
Total Tax Pools		514,300	449,000

(1) Approximately $76  million of undepreciated capital cost pools are class 41, which is claimed at a 25% rate.

As a result of the issuance of the Flow-Through Shares on August 12, 2010, Bellatrix was committed to incur approximately $20 million in qualifying Canadian exploration expense prior to December 31, 2011. Bellatrix has satisfied this commitment as of December 31, 2011.

Reconciliation of Cash Flow from Operating Activities and Funds Flow from Operations

	Years ended December 31,
($000’s)	2011 (unaudited)	2010
Cash flow from operating activities	98,089	44,272
Realization of imputed interest costs on 7.5% Debentures	—	5,050
Decommissioning costs incurred	569	1,373
Change in non-cash working capital CChange in non-cash operations	(4,421)	2,347
Funds flow from operations Funds flow from operations	94,237	53,042

Bellatrix’s cash flow from operating activities of $98.1 million or $0.94 per basic share ($0.87 per diluted share) for the year ended December 31, 2011 increased approximately 121% from the $44.3 million or $0.47 per basic share ($0.46 per diluted share) generated in the 2010 year.  Bellatrix generated funds flow from operations of $94.2 million or $0.91 per basic share ($0.84 per diluted share) for the year ended December 31, 2011, up 78% from $53.0 million or $0.57 per basic share ($0.54 per diluted share) for the 2010 year.  The increase is principally due to higher operating netbacks for crude oil, condensate and NGLs as the weighting toward light oil, condensate and natural gas liquids sales volumes increased in combination with improved pricing for crude oil, condensate and NGLs and a reduction in interest and finance charges.  The increase between years was partially offset by a significant reduction in net realized gains on the Company’s commodity risk management contracts, as well as an increase in general and administrative expenses.

RESERVES TABLES

Reserves included herein are stated on a company interest basis (working interst plus royalty interests prior to deductions of royalty burdens) unless noted otherwise as well as on a gross (working interest excluding royalty interests and burdens) and net (working interest plus royalty interest less royalty burdens) bases as defined in NI 51-101. “Company interest” is not a term defined by NI 51-101 and as such the estimates of company interest reserves herein may not be comparable to estimates prepared in accordance with NI 51-101 or to other issuers’ estimates of company interest reserves.

At December 31, 2011 the Company’s proved and probable company interest reserves as evaluated by Sproule, using forecast prices and costs, were 67,550 mboe, an increase of 58.7% compared to 42,560 mboe at December 31, 2010 as evaluated by GLJ.  There was a minor reserve property disposition in third quarter of 2011. By commodity type, natural gas makes up 62.7%, light oil and natural gas liquids 35.5% and heavy oil 1.8% of total reserves.  At December 31, 2011, the Company’s total proved company interest reserves were 41,818 mboe, an increase of 67.7% compared to 24,930 mboe at December 31, 2010 as evaluated by GLJ (calculated after taking into account  2011 production of  4,363 mboe).

In addition to the information disclosed herein, more detailed information on the Company’s reserves will be included in the Company’s Annual Information Form.

Reserves, at December 31, 2011, as evaluated by Sproule, are summarized below and in the following tables.

Summary of Oil and Gas Company Interest1 Reserves2 (Gross + Royalties Receivable)

Forecast Prices and Costs

	As at Dec. 31, 2011					As at Dec. 31, 2010 [4]
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	71,351	651	4,380	2,414	19,336	14,380
Developed non-producing	2,125	—	35	50	438	1,099
Undeveloped	84,922	210	4,425	3,254	22,043	9,451
Total proved	158,398	861	8,840	5,718	41,818	24,930
Probable	95,820	382	5,703	3,677	25,732	17,630
Proved plus probable, producing	98,964	912	6,613	3,386	27,405	19,666
Total proved plus probable	254,218	1,242	14,543	9,395	67,550	42,560

1 “Company Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix.

2 May not add due to rounding.

3 Includes 1,137  mmcf of total proved and  1,509  mmcf total proved plus probable assigned to natural gas from coal bed methane reserves.

4 As evaluated by GLJ

Summary of Oil and Gas Working Interest1 Reserves2 (Gross)

Forecast Prices and Costs

	As at Dec. 31, 2011					As at Dec. 31, 2010 [4]
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	71,207	646	4,380	2,409	19,302	14,299
Developed non-producing	2,125	—	35	50	438	1,099
Undeveloped	84,812	210	4,425	3,250	22,021	9,445
Total proved	158,144	856	8,840	5,709	41,761	24,842
Probable	95,561	375	5,704	3,668	25,674	17,600
Proved plus probable, producing	98,589	901	6,613	3,373	27,318	19,573
Total proved plus probable	253,705	1,231	14,543	9,377	67,435	42,442

1 “Working Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties and without including any royalty interests of Bellatrix..  Also referred to as “Gross” reserves under NI 51-101.

2 May not add due to rounding.

3 Includes 1,137 mmcf of total proved and  1,509 mmcf total proved plus probable assigned to natural gas from coal bed methane reserves.

4 As evaluated by GLJ.

Summary of Oil and Gas Net Reserves1, 2 (Net)

Forecast Prices and Costs

	As at Dec. 31, 2011					As at Dec. 31, 2010 [4]
			Light and	Natural Gas
	Natural Gas[3]	Heavy Oil	Medium Oil	Liquids	Total	Total
	(mmcf)	(mbbl)	(mbbl)	(mbbl)	(mboe, 6:1)	(mboe, 6:1)
Proved
Developed producing	56,934	550	3,333	1,534	14,906	11,408
Developed non-producing	1,646	—	32	31	337	904
Undeveloped	62,325	149	3,541	2,201	16,279	7,593
Total proved	120,904	699	6,905	3,766	31,522	19,904
Probable	72,191	311	4,238	2,389	18,970	13,836
Proved plus probable, producing	77,891	768	4,929	2,114	20,792	15,430
Total proved plus probable	193,096	1,010	11,143	6,156	50,492	33,740

1 “Net” means Bellatrix’s working interest (operated or non-operated) share after deduction of royalty obligations, plus Bellatrix’s royalty interests in reserves.

2 May not add due to rounding.

3 Includes 1,137] mmcf of total proved and  1,509  mmcf total proved plus probable assigned to natural gas from coal bed methane reserves.

4 As evaluated by GLJ.

RESERVES RECONCILIATION

COMPANY INTEREST1, 2 (Gross + Royalties Receivable)

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)	Natural Gas from Coal (mmcf)	Total Natural Gas (mmcf)	Oil Equivalent (mboe)
PROVED PRODUCING
Opening Balance[3]	2,671	408	3,080	1,583	56,793	1,511	58,304	14,380
Discoveries	—	—	—	—	—	—	—	—
Extensions	910	62	972	427	9,863		9,863	3,043
Infill Drilling	276	—	276	11	269	—	269	332
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	1,638	196	1,834	890	19,423	(175)	19,247	5,932
Acquisitions	44	100	144	3	59	—	59	157
Dispositions	(113)	—	(113)	(5)	(154)	—	(154)	(144)
Economic Factors	—	—	—	—	—	—	—	—
Production	(1,046)	(115)	(1,161)	(496)	(16,039)	(199)	(16,238)	(4,363)
Closing Balance[4]	4,380	651	5,031	2,414	70,214	1,137	71,351	19,336
TOTAL PROVED
Opening Balance[3]	6,465	470	6,935	2,612	90,666	1,632	92,298	24,930
Discoveries	—	—	—	—	—	—	—	—
Extensions	2,949	122	3,071	2,214	57,252	—	57,252	14,827
Infill Drilling	889	—	889	301	7,175	—	7,175	2,386
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(333)	195	(138)	1,089	18,308	(296)	18,012	3,953
Acquisitions	44	190	234	3	59	—	59	247
Dispositions	(129)	—	(129)	(5)	(160)	—	(160)	(161)
Economic Factors	—	—	—	—	—	—	—	—
Production	(1,046)	(115)	(1,161)	(496)	(16,039)	(199)	(16,238)	(4,363)
Closing Balance[4]	8,840	861	9,701	5,718	157,261	1,137	158,398	41,818
PROBABLE
Opening Balance[3]	5,570	216	5,786	1,781	60,020	359	60,379	17,630
Discoveries	—	—	—	—	—	—	—	—
Extensions	2,640	26	2,666	1,810	48,896	—	48,896	12,625
Infill Drilling	556	—	556	362	7,121	—	7,121	2,105
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(3,000)	92	(2,908)	(274)	(20,541)	13	(20,533)	(6,601)
Acquisitions	18	47	65	1	25	—	25	71
Dispositions	(81)	—	(81)	(3)	(73)	—	(73)	(96)
Economic Factors	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—
Closing Balance[4]	5,703	382	6,085	3,677	95,448	372	95,820	25,734
PROVED PLUS PROBABLE
Opening Balance[3]	12,035	686	12,721	4,393	150,686	1,991	152,677	42,560
Discoveries	—	—	—	—	—	—	—	—
Extensions	5,589	147	5,736	4,025	106,148	—	106,148	27,452
Infill Drilling	1,444	—	1,444	663	14,296	—	14,296	4,490
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(3,332)	288	(3,044)	815	(2,233)	(283)	(2,521)	(2,649)
Acquisitions	63	237	300	4	84	—	84	318
Dispositions	(210)	—	(210)	(9)	(233)	—	(233)	(257)
Economic Factors	—	—	—	—	—	—	—	—
Production	(1,046)	(115)	(1,161)	(496)	(16,039)	(199)	(16,238)	(4,363)
Closing Balance[4]	14,543	1,242	15,785	9,395	252,709	1,509	254,218	67,550

1 “Company Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties but after including any royalty interests of Bellatrix.

2 Based on forecast prices and costs. May not add due to rounding.

3 As at December 31, 2010 as evaluated by GLJ.

4 As at December 31, 2011 as evaluated by Sproule.

RESERVES RECONCILIATION

WORKING INTEREST1 (Gross)

	Light and Medium Crude Oil (mbbl)	Heavy Crude Oil (mbbl)	Total Crude Oil (mbbl)	NGLs (mbbl)	Conventional Natural Gas (mmcf)	Natural Gas from Coal (mmcf)	Total Natural Gas (mmcf)	Oil Equivalent (mboe)
PROVED PRODUCING
Opening Balance[2]	2,671	385	3,056	1,573	56,507	1,511	58,017	14,299
Discoveries	—	—	—	—	—	—	—	—
Extensions	910	35	945	427	9,863	—	9,863	3,016
Infill Drilling	276	—	276	11	269	—	269	332
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	1,638	241	1,879	893	19,494	(175)	19,319	5,992
Acquisitions	39	100	139	3	59	—	59	152
Dispositions	(111)	—	(111)	(5)	(151)	—	(151)	(142)
Economic Factors	—	—	—	—	—	—	—	—
Production	(1,043)	(115)	(1,158)	(494)	(15,970)	(199)	(16,169)	(4,347)
Closing Balance[3]	4,380	646	5,026	2,409	70,071	1,137	71,208	19,302
TOTAL PROVED
Opening Balance[2]	6,465	445	6,910	2,601	90,353	1,632	91,984	24,842
Discoveries	—	—	—	—	—	—	—	—
Extensions	2,949	65	3,014	2,066	53,045	—	53,045	13,921
Infill Drilling	889	—	889	301	7,175	—	7,175	2,386
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(333)	272	(61)	1,237	22,503	(296)	22,207	4,877
Acquisitions	39	190	229	3	59	—	59	242
Dispositions	(127)	—	(127)	(6)	(157)	—	(157)	(159)
Economic Factors	—	—	—	—	—	—	—	—
Production	(1,043)	(115)	(1,158)	(494)	(15,970)	(199)	(16,169)	(4,347)
Closing Balance[3]	8,840	856	9,696	5,709	157,007	1,137	158,144	41,761
PROBABLE
Opening Balance[2]	5,569	208	5,777	1,778	59,932	360	60,291	17,600
Discoveries	—	—	—	—	—	—	—	—
Extensions	2,615	14	2,629	1,623	42,423	—	42,423	11,323
Infill Drilling	556	—	556	362	7,121	—	7,121	2,104
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(2,973)	106	(2,867)	(94)	(14,249)	13	(14,236)	(5,329)
Acquisitions	16	47	63	1	25	—	25	68
Dispositions	(79)	—	(79)	(3)	(63)	—	(63)	(93)
Economic Factors	—	—	—	—	—	—	—	—
Production	—	—	—	—	—	—	—	—
Closing Balance[3]	5,703	376	6,079	3,668	95,189	372	95,561	25,674
PROVED PLUS PROBABLE
Opening Balance[2]	12,031	653	12,684	4,379	150,284	1,991	152,275	42,442
Discoveries	—	—	—	—	—	—	—	—
Extensions	5,564	79	5,643	3,689	95,468		95,468	25,243
Infill Drilling	1,444	—	1,444	663	14,296	—	14,296	4,490
Improved Recovery	—	—	—	—	—	—	—	—
Technical Revisions	(3,302)	378	(2,924)	1,144	8,254	(283)	7,971	(452)
Acquisitions	55	236	291	4	84	—	84	310
Dispositions	(206)	—	(206)	(9)	(221)	—	(221)	(251)
Economic Factors	—	—	—	—	—	—	—	—
Production	(1,043)	(115)	(1,158)	(494)	(15,970)	(199)	(16,169)	(4,347)
Closing Balance[3]	14,543	1,231	15,774	9,377	252,196	1,509	253,705	67,435

1 “Working Interest” means Bellatrix’s working interest (operated or non-operated) share before deduction of royalties and without including any royalty interest of Bellatrix.   Also referred to as “Gross” reserves under NI 51-101.  May not add due to rounding.

2 As at December 31, 2010 as evaluated by GLJ.

3 As at December 31, 2011 as evaluated by Sproule.

NET PRESENT VALUE OF FUTURE NET REVENUE

The forecast prices used in Sproule’s reserve report effective December 31, 2011 (the “Sproule Report”) were an average of the forecast prices published by Sproule, GLJ and McDaniel & Associates Consultants Ltd., as at January 1, 2012 (the “Consultants’ Average Forecast Prices”)  and cost inflation factors as at January 1, 2012 prior to provision for interest, debt service charges and general and administrative expenses.  It should not be assumed that the net present values of future net revenues estimated by Sproule represent the fair market value of the reserves.

Estimated future net revenues are stated before deducting future estimated site restoration costs but are reduced for estimated future abandonment costs, the Saskatchewan Capital Tax and estimated capital for future development associated with the reserves.  In the Sproule Report, the net total future capital over the life of the reserves associated with the proved reserves is $264.2  million ($235.6 million discounted at 10%) and $376.8 million ($337.0 million discounted at 10%) for the total proved plus probable reserves. The change in 2011 net total future capital over the life of the reserves associated with the proved reserves is $106.2  million ($99.2  million discounted at 10%) and $88.0  million ($99.5 million discounted at 10%) for the total proved plus probable reserves.

Summary of Net Present Values of Future Net Revenue1

Forecast Prices and Costs ($000s)

Before Income Taxes, Discounted at (%/ year)

As at December 31, 2011	0%	5%	10%	15%	20%
Proved
Developed producing	478,719	368,145	303,900	261,766	231,921
Developed non-producing	7,321	5,380	4,190	3,416	2,886
Undeveloped	398,527	248,347	163,001	109,404	73,334
Total proved	884,567	621,873	471,092	374,586	308,141
Probable	733,346	392,434	251,454	177,814	133,231
Proved Plus Probable Producing	743,083	501,976	388,095	321,862	278,256
Total proved plus probable	1,617,913	1,014,307	722,546	552,400	441,373

Summary of Net Present Values of Future Net Revenue1

Forecast Prices and Costs ($000s)

After Income Taxes, Discounted at (%/ year)

As at December 31, 2011	0%	5%	10%	15%	20%
Proved
Developed producing	478,719	368,145	303,900	261,766	231,921
Developed non-producing	7,321	5,380	4,190	3,416	2,886
Undeveloped	301,592	193,288	128,714	86,660	57,527
Total proved	787,632	566,814	436,804	351,843	292,334
Probable	550,005	292,691	186,034	130,253	96,481
Proved Plus Probable Producing	681,520	478,337	377,435	316,536	275,402
Total proved plus probable	1,337,637	859,505	622,838	482,095	388,815

1  May not add due to rounding

2  The after-tax net present value of Bellatrix’s oil and gas properties here reflects the tax burden on the properties on a stand-alone basis and utilizes corporate tax pools.  It does not consider the business-entity —level tax situation, or tax planning.  It does not provide an estimate of the value at the level of the business entity, which may be significantly different.  Bellatrix’s consolidated financial statements and management’s discussion and analysis should be consulted for information at the business entity level.

The following is a summary of the Consultants’ Average Forecast Prices as at January 1, 2012:

	OIL				NATURAL
Year Forecast	WTI Cushing Oklahoma ($US/Bbl)	Edmonton Par Price 40° API ($Cdn/Bbl)	Hardisty Heavy 12° API ($Cdn/Bbl)	NATURAL GAS AECO Price ($Cdn/MMBtu)	GAS LIQUIDS at Edmonton[3] ($Cdn/Bbl)	INFLATION RATES[1] %/Year	EXCHANGE RATE[2] ($US/$Cdn)

2012	97.52	97.94	74.59	3.38	105.78	2.0	0.985
2013	97.47	97.92	72.19	4.04	104.14	2.0	0.985
2014	97.33	97.80	69.98	4.47	102.28	2.0	0.985
2015	99.41	99.85	74.10	5.23	104.48	2.0	0.985
2016	100.36	100.79	75.58	5.57	105.47	2.0	0.985
2017	101.35	101.78	77.09	5.88	106.53	2.0	0.985
2018	102.78	103.21	78.64	6.12	108.06	2.0	0.985
2019	104.44	104.88	80.21	6.26	109.81	2.0	0.985
2020	106.14	106.58	81.81	6.43	111.61	2.0	0.985
2021	108.29	108.77	83.45	6.57	113.92	2.0	0.985
2022	110.44	110.92	85.12	6.69	116.17	2.0	0.985
2023	112.65	113.13	86.82	6.81	118.47	2.0	0.985
2024	114.89	115.40	88.56	6.95	120.85	2.0	0.985
2025	117.19	117.70	90.33	7.10	123.27	2.0	0.985
2026	119.56	120.07	92.13	7.25	125.26	2.0	0.985
Thereafter	+ 2.0%/year	+ 2.0%/year	+ 2.0%/year	+ 2.0%/year	+ 2.0%/year	2.0	0.985

1 Inflation rates for forecasting prices and costs

2 Exchange rates used to generate the benchmark reference prices in this table

3 Natural Gas Liquids is represented by the pentanes plus price

Weighted average historical prices realized by Bellatrix (before commodity price risk management contracts) for the year ended December 31, 2011, were $3.77/mcf for natural gas, $92.51 /bbl for light, medium gravity crude oil and condensate, $68.23 /bbl for heavy oil and $53.54/bbl for natural gas liquids.

NET ASSET VALUE — Proved Plus Probable

The following table of net asset value, as at December, 31, 2011, is based on the Sproule evaluation of future net revenue, which does not represent fair market value and does not take into account possible reserve additions from reinvestment of cash flow in existing properties.

($000’s except acre, unit and per unit amounts)

	PW 0%	PW 5%	PW 10%	PW 15%	PW 20%
Proved plus Probable Reserves[1]	1,617,913	1,014,307	722,546	552,400	441,373
Undeveloped Lands[2]	130,143	130,143	130,153	130,143	130,143
Value of Seismic[3]	19,500	19,500	19,500	19,500	19,500
Net Debt[4]	(119,250)	(119,250)	(119,250)	(119,250)	(119,250)
Net Asset Value [6]	1,684,306	1,044,700	752,939	582,793	471,766

Per Common Share [5] - Per Basic Share	$15.35	$9.73	$7.01	$5.43	$4.39

1  As evaluated by Sproule as at December 31, 2011  based on forecast prices and costs before income tax

2  As estimated by Bellatrix as at December 31, 2011  on  224,559  net acres of undeveloped land at an average price of  $579.55 per acre.

3 Based on 27.6% of $70.5 million replacement value based on seismic costs on an average of $1,500/km for 2d and $10,000/km2 to buy data.

4 Long term debt net of working capital excluding unrealized commodity contract losses as at December 31, 2011, including the liability portion of convertible debenture ($49.1  million). As at December 31, 2011, the principal amount of convertible debentures outstanding was $55.0 million.

5 Based on 107.407 million common shares outstanding as at December 31, 2011.

6Certain of the information used in the foregoing calculation, including net debt and number of common shares outstanding, is based on unaudited financial information.

FINDING, DEVELOPMENT AND ACQUISITION COSTS 1,3,4

PROVED PLUS PROBABLE

	2011	2010	2009	2009 — 2011 Avg.
Excluding Future Development Costs
FD&A Costs Proved Plus Probable ($/boe)
Exploration and development[2]	5.99	4.68	7.35	5.52
Acquisitions (excluding dispositions)	12.24	20.96	—	14.12
Total (including acquisitions)	6.06	4.96	6.90	5.65
Including Future Development Costs[2]
FD&A Costs — Proved Plus Probable ($/boe)
Exploration and development	9.26	12.74	6.32	10.54
Acquisitions (excluding dispositions)	12.24	20.96	—	14.12
Total (including acquisitions)	9.29	12.89	5.93	10.59

1 NI 51-101 specifies how finding and development costs should be calculated if they are reported.  Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions.  The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs.  By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix’s ongoing reserve replacement costs.  Since acquisitions can have a significant impact on Bellatrix’s annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix’s cost structure.  Accordingly, Bellatrix also provides finding, development and acquisition costs that incorporate all acquisitions net of any dispositions during the year.  The foregoing calculation is based on working interest reserves.

2 The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

3Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information. 2010 and 2009 numbers do not reflect any changes to accounting rules that may have occurred and are based on generally accepted accounting principles prior to adoption of International Financial Reporting Standards (“IFRS”) and have not been restated.

4Proved plus probable reserves are based on the Sproule Report for the year ended December 31, 2011 and evaluations by GLJ for the years ended December 31, 2010 and2009.

FINDING, DEVELOPMENT AND ACQUISITION COSTS 1,3,4

PROVED

	2011	2010	2009	2009 — 2011 Avg.
Excluding Future Development Costs
FD&A Costs Proved ($/boe)
Exploration and development[2]	8.28	8.03	6.26	8.06
Acquisitions (excluding dispositions)	15.71	27.41	—	18.36
Total (including acquisitions)	8.37	8.47	6.01	8.23
Including Future Development Costs[2]
FD&A Costs — Proved ($/boe)
Exploration and development	12.97	15.67	8.97	13.61
Acquisitions (excluding dispositions)	15.71	27.41	—	18.36
Total (including acquisitions)	13.00	15.94	8.61	13.69

1 NI 51-101 specifies how finding and development costs should be calculated if they are reported.  Essentially NI 51-101 requires that the exploration and development costs incurred in the year along with the change in estimated future development costs be aggregated and then divided by the applicable reserve additions.  The calculation specifically excludes the effects of acquisitions and dispositions on both reserves and costs.  By excluding the effects of acquisitions and dispositions Bellatrix believes that the provisions of the NI 51-101 do not fully reflect Bellatrix’s ongoing reserve replacement costs.  Since acquisitions can have a significant impact on Bellatrix’s annual reserve replacement costs, excluding these amounts could result in an inaccurate portrayal of Bellatrix’s cost structure.  Accordingly, Bellatrix also provides finding, development and acquisition costs that incorporate all acquisitions net of any dispositions during the year.  The foregoing calculation is based on working interest reserves.

2 The aggregate of the exploration and development costs incurred in the most recent financial year and the change during that year in estimated future development costs generally will not reflect total finding and development costs related to reserve additions for that year.

3Certain of the information used in the foregoing calculation, including exploration and development expenditures and acquisition expenditures is based on unaudited financial information and is subject to audit and may be subject to change as a result. 2010 and 2009 numbers do not reflect any changes to accounting rules that may have occurred and are based on generally accepted accounting principles prior to adoption of International Financial Reporting Standards (“IFRS”) and have not been restated.

4Proved plus probable reserves are based on the Sproule Report for the year ended December 31, 2011 and evaluations by GLJ for the years ended December 31, 2010 and 2009.

FUTURE DEVELOPMENT COSTS USING FORECAST PRICES AND COSTS

($000’s)	Proved Future Development Costs	Proved plus Probable Future Development Costs
2012	109,208	165,689
2013	98,738	137,266
2014	55,494	72,647
2015 and subsequent	725	1,169
Undiscounted total	264,166	376,771
Discounted @ 10%/yr	235,552	336,958

RECYCLE RATIO (OPERATING NETBACK1/FD&A COST)

As at December 31, 2011	Proved	Proved Plus Probable
Operating netback before commodity price risk management contracts ($/boe) [1] (unaudited)	$25.09	$25.09
Recycle ratio (excluding future development costs)	3.00x	4.14x

Operating netback after commodity price risk management contracts ($/boe) [1] (unaudited)	$25.22	$25.22
Recycle ratio (excluding future development costs)	3.01x	4.16x

1Operating netback is calculated by deducting transportation, royalties and operating costs from revenue.

The recycle ratio is a measure for evaluating the effectiveness of a company’s re-investment program. The ratio measures the efficiency of capital investment. It accomplishes this by comparing the operating netback per BOE to that year’s reserve FD&A cost per BOE. Since its inception Bellatrix has successfully achieved a recycle ratio in excess of the 2.74 times recorded in 2009. In 2011 and 2010 the recycle ratio was 4.16 times and 4.31 times, respectively.

RESERVE LIFE INDEX

Bellatrix’s reserve life index has been determined for proved plus probable working interest reserves using forecast prices and costs.  The reserve life index for 2011 below is calculated by dividing reserves as at the effective date of the Sproule Report, December 31, 2011, by the first year production as set forth in the Sproule Report, representing a measure of the amount of time production could be sustained at the production rates based on the reserves at the applicable point in time.

Reserve Life Index

	2011	2010	2009	2008	2007
Proved	8.0	7.2	6.4	6.4	5.6
Proved plus probable	10.0	11.2	9.4	10.1	7.9

RESERVES COMMITEE

Bellatrix has a reserves committee, comprised of independent board members, that reviews the qualifications and appointment of the independent reserve evaluators. The committee also reviews the procedures for providing information to the evaluators.  All booked reserves are based upon annual evaluations by the independent qualified reserve evaluators conducted in accordance with the COGE (Canadian Oil and Gas Evaluation) Handbook and National Instrument 51-101. The evaluations are conducted using all available geological and engineering data. The reserves committee has reviewed the reserves information and approved the reserve report.

LAND

As at December 31, 2011, Bellatrix had over 224,559  net undeveloped acres in Alberta, British Columbia and Saskatchewan.

Land Statistics

	2011	2010
Average working interest
Developed	57%	56%
Undeveloped	63%	60%
Total	60%	58%

Land Holdings1

	2011		2010
	Gross	Net	Gross	Net
Developed
British Columbia	19,850	7,315	20,558	7,527
Alberta	370,653	209,786	379,066	210,780
Saskatchewan	13,327	12,720	13,487	12,734
Total	403,830	229,821	413,111	231,041
Undeveloped
British Columbia	143,968	60,590	144,632	61,195
Alberta	198,777	152,363	194,030	138,318
Saskatchewan	11,606	11,606	12,380	12,380
Total	354,351	224,559	351,042	211,893
Developed and Undeveloped
British Columbia	163,818	67,905	165,190	68,722
Alberta	569,429	362,149	573,096	349,098
Saskatchewan	24,934	24,326	25,867	25,113
Total	758,181	454,380	764,153	442,934

1 May not add due to rounding

An updated corporate presentation is available on www.bellatrixexploration.com.

Bellatrix Exploration Ltd. is a growth oriented exploration and production company based in Calgary, Alberta, Canada.

For further information, please contact:

BELLATRIX EXPLORATION LTD.

Raymond G. Smith, P.Eng.	Edward J. Brown, CA	Troy Winsor
President & CEO	Vice President, Finance & CFO	Investor Relations
(403) 750-2420	(403) 750-2655	(800) 663-8072

READER ADVISORIES:

CONVERSION:  The term barrels of oil equivalent (“boe”) may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of oil equivalent (6 mcf/bbl) is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.  All boe conversions in this report are derived from converting gas to oil in the ratio of six thousand cubic feet of gas to one barrel of oil. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency of 6:1, utilizing a conversion on a 6:1 basis may be misleading as an indication of value.

UNAUDITED 2011  FINANCIAL INFORMATION: As Bellatrix plans to announce its audited 2011 financial results on or about March 8, 2012, certain financial information for the year ended December 31, 2011 disclosed herein, or used in various calculations herein, is based on unaudited information and has been utilized by Bellatrix in this release to facilitate the discussion with respect to the performance of our capital program. Readers are advised that these financial estimates are subject to audit and may be subject to change as a result, and such changes could be material.

NON-GAAP MEASURES:  The highlights section contains the term “funds flow from operations” which should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. Therefore reference to diluted funds flow from operations or funds flow from operations per share may not be comparable with the calculation of similar measures for other entities. Management uses funds flow from operations to analyze operating performance and leverage and considers funds flow from operations to be a key measure as it demonstrates the Company’s ability to generate the cash necessary to fund future capital investments and to repay debt.  The reconciliation between cash flow from operating activities and funds flow from operations can be found in the document.  Funds flow from operations per share is calculated using the weighted average number of common shares for the period.

Management believes that this measure is a useful supplemental measure of cash flow from operations.  Readers are cautioned, however, that these measures should not be construed as an alternative to cash flow from operations determined in accordance with GAAP as a measure of performance. Bellatrix’s method of calculating these measures may differ from other entities, and accordingly, may not be comparable to measures used by other trusts or companies.

FORWARD LOOKING STATEMENTS:  Statements in this document may contain forward-looking information including management’s assessment of future plans and operations, expected 2012  average production and exit production, reserve estimates and the total future capital associated with development of reserves,2012 capital expenditures, timing of completion and testing of wells and timing of release of 2011 financial results. The reader is cautioned that assumptions used in the preparation of such information may prove to be incorrect. Events or circumstances may cause actual results to differ materially from those predicted, a result of numerous known and unknown risks, uncertainties, and other factors, many of which are beyond the control of the Company. These risks include, but are not limited to: the risks associated with the oil and gas industry; commodity prices, and; exchange rate changes. Industry related risks could include, but are not limited to: operational risks in exploration; development and production; delays or changes in plans; risks associated to the uncertainty of reserve estimates; health and safety risks, and; the uncertainty of estimates and projections of production, costs and expenses. The recovery and reserve estimates of Bellatrix’s reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. In addition, forward-looking statements or information are based on a number of factors and assumptions which have been used to develop such statements and information but which may prove to be incorrect. Although the Company believes that the expectations reflected in such forward-looking statements or information are reasonable, undue reliance should not be placed on forward-looking statements because the Company can give no assurance that such expectations will prove to be correct. In addition to other factors and assumptions which may be identified herein, assumptions have been made regarding, among other things: the impact of increasing competition; the general stability of the economic and political environment in which the Company operates; the timely receipt of any required regulatory approvals; the ability of the Company to obtain qualified staff, equipment and services in a timely and cost efficient manner; drilling results; the ability of the operator of the projects which the Company has an interest in to operate the field in a safe, efficient and effective manner; the ability of the Company to obtain financing on acceptable terms; field production rates and decline rates; the ability to replace and expand oil and natural gas reserves through acquisition, development of exploration; the timing and costs of pipeline, storage and facility construction and expansion and the ability of the Company to secure adequate product transportation; future commodity prices; currency, exchange and interest rates; the regulatory framework regarding royalties, taxes and environmental matters in the jurisdictions in which the Company operates; and the ability of the Company to successfully market its oil and natural gas products. Readers are cautioned that the foregoing lists of factors and assumptions are not exhaustive. Additional information on these and other factors that could effect the Company’s operations and financial results are included in reports on file with Canadian securities regulatory authorities and may be accessed through the SEDAR website (www.sedar.com), at the Company’s website (www.bellatrixexploration.com.). Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and the Company does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required by applicable securities laws.